Exhibit 1
                                                                       ---------


                              WPP GROUP plc ("WPP")


WPP announces that on 12 November 2007 it acquired 350,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 588.6908p per share.